UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR Board of Directors Finds Fernando Chico Pardo’s

Indicative Proposal Fair to Shareholders

Mexico City, May 14, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that its Board of Directors met on Friday, May 11, 2007, to consider the previously-announced indicative proposal (the “Indicative Proposal”) of Mr. Fernando Chico Pardo to acquire shares representing 42.625% of ASUR’s capital stock and determined that the price per share of Ps. 56.00 set forth in the Indicative Proposal is fair to ASUR’s shareholders.

In its deliberations, the Board took into account the opinion and analysis of the Audit Committee and a fairness opinion received from the Board’s independent financial advisor dated May 10, 2007, which also concluded that the price set forth in the Indicative Proposal was justified from a financial point of view and fair to shareholders.

The Board was also informed that Mr. Chico Pardo has obtained the prior approvals required from the Ministry of Communications and Transportation, the Federal Competition Commission and the Mexican Banking and Securities Commission to proceed with the tender offer contemplated by the Indicative Proposal. After duly verifying the foregoing, the Board granted its approval for the tender offer to proceed.

Directors Fernando Chico Pardo and Rasmus Christiansen abstained from any deliberation or voting regarding the Indicative Proposal.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date:May 14, 2007